EXHIBIT 21.1

SUBSIDIARIES OF BUCKHEAD COMMUNITY BANCORP, INC.

	Subsidiary	State of Incorporation	Names under which the Subsidiary does Business

1.	The Buckhead Community Bank	Georgia	a. Buckhead Community Bank b. Alpharetta Community Bank c. Johns Creek Community Bank d. Midtown Community Bank e. Sandy Springs Community Bank f. Cobb Community Bank

2.	Buckhead Community Bancorp Statutory Trust I	Connecticut	N/A

3.	Buckhead Community Bancorp Statutory Trust II	Delaware	N/A